YUKON-NEVADA GOLD CORP. REPORTS 2008 YEAR END RESULTS

Vancouver, BC – April 1, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) reports that for the year-ended December 31, 2008 the Company recorded a net loss of $105.3 million. All amounts in this news release are in US dollars, unless otherwise stated.

This loss was primarily a result of the voluntary shutdown of the Jerritt Canyon facilities for the majority of 2008 resulting in $13.1 million in shutdown costs and the corresponding $76.4 million impairment recorded by management on the mineral properties. In addition to these items, the Company also recorded a negative margin of $9.8 million due to higher than normal operating costs as a result of the extensive infrastructure work that was carried out during operations. This work focused on the upgrading and modernizing of both its mines and milling facilities at Jerritt Canyon in Nevada in order to be certain that it will be able to meet all of the Company’s safety, economic and environmental goals for the foreseeable future.

Presently the Company has an outstanding milling facility and 80,000 contained ounces of gold in material above ground ready for processing. The expected cost to produce gold from this material is less than $300 per ounce and therefore the Company expects it will be able to deal with all of its outstanding liabilities during the ten months it will take to process the material.

Together with the excess cash flows and a loan that the Company is negotiating, depending on the economic viability, our targets are the following:

1.	Restart ore production from the SSX mine at Jerritt Canyon.

2.	Restart ore production from the Smith mine at Jerritt Canyon.

3.

Restart near mine exploration to increase reserves and resources which presently stand at 717,000 ounces in a proven and probable reserve and two million ounces in a measured and indicated resource and a further 500,000 ounces are included in an inferred resource.

4.	Negotiate ore milling contracts with mining companies within trucking distance of Jerritt Canyon.

5.	Investigate the opportunities to purchase producing or near production mines within trucking distance of Jerritt Canyon.

6.	Advance the permitting and opening of Starvation Canyon in the southern part of the Jerritt Canyon property, Nevada.

7.	Advance the permitting and opening of the Ketza River in the Yukon Territory.

8.	Build strategic partnerships.

9.	Strengthen the operational management of the Company.

The Company’s Financial Statements and Management Discussion and Analysis can be found on http://www.yukon-nevadagold.com/s/FinancialStatements.asp or www.sedar.com

Yukon-Nevada Gold Corp. is a North American gold company in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.